02047842

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

OCT 1 8 2002

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

October 17, 2002

TALISMAN ENERGY INC.
Commission File No. 1-6665
[Translation of registrant's name into English]

PROCESSED
OCT 23 2002
THOMSON
FINANCIAL

3400, 888 - 3rd Street S.W.,
Calgary, Alberta, Canada, T2P 5C5
[Address of principal executive offices]

The following documents are filed as exhibits hereto and are incorporated by reference into the Registration Statement on Form F-[] (File No. 333-[])

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F ___ Form 40-F ___X___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ________ No ___X___

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):
82 - ________________________.]

MATERIAL CHANGE REPORT UNDER SECTION 146 (1) OF THE SECURITIES ACT (ALBERTA) AND SIMILAR PROVISIONS OF OTHER PROVINCIAL SECURITIES LEGISLATION

ITEM 1 Reporting Issuer:

Talisman Energy Inc.
3400, 888 - 3rd Street S.W.
Calgary, Alberta
T2P 5C5

ITEM 2 Date of Material Change:

October 7, 2002

ITEM 3 Press Release:

Talisman Energy Inc. ("Talisman") issued a press release on October 7, 2002 (through Canada News Wire) at Calgary, Alberta disclosing the nature and substance of the material change.

ITEM 4 Summary of the Material Change:

Talisman updated its production estimates.

ITEM 5 Full Description of Material Change:

Current indications are that Talisman's production will average between 440,000-450,000 boe/d in 2003, based on estimated capital spending of approximately $2.2 billion. This plan assumes commodity prices of $US23/bbl WTI oil and $US3.60/mcf NYMEX gas and does not make provision for asset sales or acquisitions.

Talisman is in the process of generating its detailed plans and budgets for 2003 and these estimates are preliminary. The reduction from earlier estimates is a result of a combination of individually small factors. Much of the reduction relates to project delays. Talisman expects 10% or better growth in 2004 from development projects that are now underway. Talisman has not built exploration success from high impact projects into its forecasts, but programs in Trinidad, the East Coast of Canada, the US, Colombia and S.E. Asia hold the promise of new discoveries and additional production.

Short-Term Guidance

Talisman will announce its third quarter results on October 31. Production for the quarter is expected to average 437,000 boe/d. Production in the fourth quarter is expected to average between 440,000-450,000 boe/day.

2003 Guidance

Overall production levels for 2003 are estimated to be about the same as 2002. Talisman's operating budget for 2003 will be finalized in early December.

Canada: Production is expected to be very similar to 2002. Although Talisman continues to enjoy drilling success, the current regulatory framework has created a longer elapsed time between permitting and well tie-ins. Talisman is also limited by pipeline and plant capacity in the Foothills. Talisman has commenced work on additional infrastructure in the area to alleviate the problem by late 2003.

Gas production is expected to average between 800-810 mmcf/d and oil production 58,000 –62,000 bbls/d.

North Sea: Based on 2002 drilling results (including the failure at Kildrummy) and recent operational drilling difficulties which have the effect of delaying whole work programs, oil production will be down slightly in 2003. New developments (e.g. Blake extension) and recent exploration successes are unlikely to contribute significantly before 2004. A number of high potential exploration wells are drilling, which have not been incorporated into this forecast.

Oil production is expected to average between 115,000-125,000 bbls/d and gas production 120-125 mmcf/d.

Indonesia: Although the contract and facilities will be in place for increased gas sales from the Corridor Block, Talisman does not anticipate a large increase in deliveries because of reduced short-term demand at the Caltex steam flood. This does not have a significant economic impact due to increased take or pay contributions. Commercial negotiations for monetizing Corridor's giant gas reserves are very active.

Oil production is expected to average 14,000-15,000 bbls/d and gas production 95-105 mmcf/d.

Malaysia: The project is on budget and on schedule, however the detailed commissioning plan for the multi platform development to meet both gas sales commitments and a separate oil process, dictates a slower build up to plateau. Recent drilling results have been encouraging.

Oil production is expected to average 6,000-7,000 bbls/d reaching 25,000 bbls/d in 2004. Gas production should average 10-20 mmcf/d, reaching 120 mmcf/d in 2004.

Algeria: Production build up will be slower due to delays in an electrical power supply project operated by the state, as well as an allowance for OPEC cutbacks. Oil production is expected to average 8,000-9,000 bbls/d, increasing to 16,000 bbls/d in 2004.

Sudan: Production estimates are unchanged at between 60,000-65,000 bbls/d.

Trinidad: First production is expected in late 2004 at 18,000-25,000 bbls/d.

ITEM 6 Reliance on Section 146(2) of the Securities Act:

Not applicable.

ITEM 7 Omitted Information:

Not applicable.

ITEM 8 Senior Officer:

For further information, please contact M. Jacqueline Sheppard, Vice-President, Legal and Corporate Projects, and Corporate Secretary, at the above mentioned address or at (403) 237-1183.

ITEM 9 Statement of Senior Officer:

The foregoing accurately discloses the material change referred to herein.

DATED at Calgary, Alberta this 16th day of October, 2002.

TALISMAN ENERGY INC.

Per: ______________________
(Signed) M. Jacqueline Sheppard
Vice-President, Legal and Corporate Projects, and Corporate Secretary

This material change report contains "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995, including estimates of future production and the anticipated timing and results of exploration and development projects and other expectations, beliefs, plans, objectives, assumptions or statements about future events or performance (often, but not always, using words such as "expects", "anticipates", "plans", "budgets", "estimates", "forecasts" or "intends", or stating that certain actions, events or results "may" or "will" be taken, occur or be achieved). Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those reflected in those statements. These risks and uncertainties include, but are not limited to: the risks of the oil and gas industry (for example, operational risks in exploring for, developing and producing crude oil and natural gas; risks and uncertainties involving geology of oil and gas deposits; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to future production, costs and expenses; potential delays or changes in plans with respect to exploration, development maintenance or refurbishment projects or capital expenditures; and health, safety and environmental risks); uncertainties as to the availability and cost of financing; risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action in countries such as Indonesia, Malaysia, Sudan, Algeria or Colombia); the effect of United States sanctions against Sudan and the possibility of changes in U.S. law or policy with respect to companies doing business in Sudan; fluctuations in oil and gas prices and foreign currency exchange rates; and the possibility that government policies may change or governmental approvals may be delayed or withheld. Additional information on these and other factors, which could affect Talisman's operations or financial results, are included in Talisman's other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission. Forward-looking statements are based on the estimates and opinions of Talisman's management at the time the statements are made. Talisman assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TALISMAN ENERGY INC.
[Registrant]

Date: October 17, 2002

By

Christine D. Lee
Assistant Corporate Secretary